UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-41675

GOLDEN HEAVEN GROUP HOLDINGS LTD.

No. 8 Banhouhaichuan Rd

Xiqin Town, Yanping District

Nanping City, Fujian Province, China 353001

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

On September 25, 2026, Nanping Golden Carnival Culture Development Co., Ltd., a wholly owned subsidiary of Golden Heaven Group Holdings Ltd. (the “Company”), entered into asset acquisition agreements with Guangxi Senguang Entertainment Investment Co., Ltd. to acquire assets, including fixed assets, intangible assets and rights under project-related business contracts, relating to Yixing Qinglongshan Happy World, Nanning Caribbean Water World, and Lishui Xingzhuang Park Children’s Amusement Park.

The aggregate purchase price is RMB139,945,792.52, comprising RMB26,228,437.60 for Yixing Qinglongshan Happy World, RMB84,335,781.72 for Nanning Caribbean Water World, and RMB29,381,573.20 for Lishui Xingzhuang Park Children’s Amusement Park, respectively.

Under each asset acquisition agreement, 50% of the purchase price is payable within five business days after execution, and the remaining 50% is payable within five business days after completion of the applicable asset delivery and ownership-transfer procedures.

The foregoing summary of the asset acquisition agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the asset acquisition agreements, English translation of which are attached as Exhibits 10.1, 10.2 and 10.2 to this Form 6-K and incorporated by reference herein.

Incorporation by Reference

The contents of this Form 6-K are hereby incorporated by reference into (i) the Company’s registration statement on Form S-8 (File No. 333-279423) filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 15, 2024, (ii) the Company’s registration statement on Form F-3 (File No. 333-279942) filed with the SEC on June 4, 2024 and declared effective by the SEC on June 27, 2024, (iii) the Company’s registration statement on Form S-8 (File No. 333-283714) filed with the SEC on December 10, 2024, (iv) the Company’s registration statement on Form F-3 (File No. 333-292462) filed with the SEC on December 29, 2025 and declared effective by the SEC on February 6, 2026, and (v) the Company’s registration statement on Form F-3 (File No. 333-295337) initially filed with the SEC on April 27, 2026 and declared effective by the SEC on May 22, 2026.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
10.1	English translation of Asset Acquisition Agreement, dated September 24, 2026, by and between Nanping Golden Carnival Culture Development Co., Ltd. and Guangxi Senguang Entertainment Investment Co., Ltd., relating to Yixing Qinglongshan Happy World
10.2	English translation of Asset Acquisition Agreement, dated September 24, 2026, by and between Nanping Golden Carnival Culture Development Co., Ltd. and Guangxi Senguang Entertainment Investment Co., Ltd., relating to Nanning Caribbean Water World
10.3	English translation of Asset Acquisition Agreement, dated September 24, 2026, by and between Nanping Golden Carnival Culture Development Co., Ltd. and Guangxi Senguang Entertainment Investment Co., Ltd., relating to Lishui Xingzhuang Park Children’s Amusement Park

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golden Heaven Group Holding Ltd.

Date: September 25, 2026	By:	/s/ Jin Xu
	Name:	Jin Xu
	Title:	Chief Executive Officer, Chairman of the Board of Directors, and Director

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